Exhibit 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	For the Six Months Ended
	June 30,
	2009	2008
Earnings
Income (loss) before income taxes	$(1,317)	$661
Income from equity investees	(31)	(89)

Income (loss) before income taxes and before adjustment for income from equity investees	(1,348)	572

Fixed charges	534	482
Distributed income of equity investees	35	81
Capitalized interest	(19)	(22)

Total earnings available for fixed charges	$(798)	$1,113

Fixed charges
Interest and debt expense	$527	$476
Interest component of rent	7	6

Total fixed charges	$534	$482

Ratio of earnings to fixed charges(1)	—	2.31

Fixed charges
Interest and debt expense	$527	$476
Interest component of rent	7	6
Preferred stock dividend of parent	19	30

Total fixed charges and preferred stock dividend	$553	$512

Ratio of earnings to combined fixed charges and preferred stock dividends(2)	—	2.17

(1)	Earnings for the six months ended June 30, 2009 were inadequate to cover fixed charges by $1.3 billion.

(2)	Earnings for the six months ended June 30, 2009 were inadequate to cover fixed charges and preferred stock dividends by $1.4 billion.
     For purposes of computing these ratios, earnings means income (loss) before income taxes before:
          - income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and
          -fixed charges;
     less:
          -capitalized interest
     Fixed charges means the sum of the following:
          -interest costs, not including interest on tax liabilities which is included in income tax expense on our income statement
          -amortization of debt costs
          -that portion of rental expense which we believe represents an interest factor; and
          -preferred stock dividends.